

September 23, 2011

<u>Via E-mail</u>
Roger L. Smith
Vice President, Real Estate, General Counsel and Secretary
Orchard Supply Hardware Stores Corporation
6450 Via Del Oro
San Jose, CA 95119

> **Re: Orchard Supply Hardware Stores Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 9, 2011**
> **File No. 333-175105**

Dear Mr. Smith:

We have reviewed your amended registration statement and response letter filed September 9, 2011 and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Consolidated Financial Data, page 60

1. The adjustments to increase pro forma sales and decrease pro forma cost of sales for the benefits of the Appliances Agreement and Brands Agreement do not appear factually supportable as these agreements have not been executed and negotiations are ongoing. Please revise to remove these components from the net pro forma adjustments. Prospective information regarding the expected impact of the new agreements may be appropriate in the footnotes to the pro forma financial statements with appropriate qualification.

Management's Discussion and Analysis of Financial Condition . . . , page 65

2. In your response to comment 17 in our letter dated July 20, 2011 you discuss a recent management decision to reduce the number of stores offering appliances. If material, please provide a discussion of this decision, quantify the details of the plan, explain the reasons, risks and potential rewards, and quantify the expected impact to sales and other key financial metrics.

Contractual Obligations and Off-Balance Sheet Arrangements, page 80

3. We have read your response to comment 21 in our letter dated July 20, 2011. Please explain to us why you believe quantified disclosure in a footnote to the table would not be useful to an investor, if accompanied by additional disclosure necessary for a complete understanding. For example, an estimate of the amount of variable interest on long-term debt could assume current interest rate and borrowing levels, accompanied by additional information explaining and quantifying the potential increase in variable interest amounts from increased borrowing to the full extent of current limits and a discussion of potential variability from future changes in interest rates.

Note 1 – Description of Business and Summary of Significant Accounting Policies, page F-7

4. Since SAB Topic 1B suggests disclosure of management's <u>estimate</u> of what expenses would have been on a stand-alone basis, it is not clear why it is not practicable to include your estimates for major categories of expenses, as done in Note 3 to the pro forma financial statements. While the disclosure on page 64 is a prospective disclosure and SAB 1B is requesting an estimate from a historical perspective, the process for developing these estimates would appear to be sufficiently similar that it is not clear why the historical estimate is not practicable. For categories of expense allocation where an estimate is not practicable, please expand the disclosure in Note 1 to include a representation that you have not included your estimate of what the allocated expenses would have been on a stand-alone basis because it is not practicable to do so. To the extent any of the allocated expenses are expected to significantly differ from historical results, we would expect robust disclosure in the footnotes.

Financial Statements, page F-3

5. Please amend your filing to update your financial statements pursuant to Rule 3-12 of Regulation S-X.

Exhibit 5.1

6. We note that counsel's opinions in paragraphs (1) and (2) are subject to the taking of necessary corporate actions by the Board of Directors. Please advise us as to whether the company will file an updated legality opinion omitting these qualifications or alternatively explain the basis for their inclusion.

You may contact Tracey McKoy at (202) 551-3772 or, in her absence, Terence O'Brien, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Via E-mail
        William H. Hinman, Jr.
         Simpson Thacher & Bartlett LLP